March 2, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington D.C. 20549

Attention: Mr. Rufus Decker

Re:	James Hardie Industries SE

File No. 1-15240

Form 20-F for the fiscal year ended March 31, 2011

Form 20-F/A for the fiscal year ended March 31, 2011

Dear Mr. Decker:

Transmitted herewith are the responses of James Hardie Industries SE (the “Company”) to the Staff’s comment letter dated February 3, 2012 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “Form 20-F”) and Form 20-F/A for the fiscal year ended March 31, 2011. For ease of reference, the Company has reproduced below the comments set forth in the Comment Letter, as numbered, in bold type before each of its responses. Unless otherwise noted, page numbers included herein are page references to the Form 20-F, and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 20-F. Courtesy copies of this letter are being delivered to Ernest Greene and Jeanne Baker.

Form 20-F for the Year Ended March 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We acknowledge your comment and will provide additional disclosures or other revisions supplementally as requested. We have included such revisions, as applicable, in our disclosures to the condensed consolidated financial statements as of and for the period ended December 31, 2011, which was furnished to the SEC on Form 6-K on March 1, 2012. We will also include such revisions in our future filings.

Mr. Rufus Decker

Securities and Exchange Commission

Financial Statements

Summary of Significant Accounting Policies, page 80

Impairment of Long-Lived Assets, page 80

2.	We note your disclosure regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property and equipment and customer relationships intangible assets, please disclose the following:

•	How you group long-lived assets for impairment and your basis for that determination;

•	How frequently you evaluate for the types of events and circumstances that may indicate impairment;

•	Sufficient information to enable a reader to understand how you determine fair value; and

•	The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

We note the Staff’s comment seeking clarification on management’s judgments used in accounting for long-lived assets. We supplementally advise the Staff that, as of March 31, 2011, no events or circumstances were identified by the Company that indicate the carrying value of long-lived assets might not be recoverable.

In addition, we supplementally advise the Staff that the Company’s long-lived assets do not include customer relationships or other intangible assets. The Company routinely assesses its property and equipment long-lived assets on a quarterly basis for impairment indicators. The Company has implemented internal controls and processes to assist in the detection of such impairment indicators. We supplementally advise the Staff that in the future, should the Company identify any events or circumstances that indicate the carrying value of long-lived assets might not be recoverable, the Company will disclose the information called for by the Staff above.

In circumstances where the carrying value of any of the Company’s long-lived assets or asset groups approximates the corresponding undiscounted future cash flows or estimated

Mr. Rufus Decker

Securities and Exchange Commission

fair value, the Company will disclose such carrying values. We supplementally advise the Staff that as of March 31, 2011, the Company does not have any long-lived assets with carrying values that approximate the corresponding undiscounted cash flows or estimated fair values. Accordingly, we do not believe any revisions or expanded disclosures are required in future filings in response to the Staff’s comment in this regard, until such conditions become applicable to the Company.

The following is an example of the anticipated revisions to our future disclosure based on the accounting policy for impairment of long-lived assets on page 80 of the Form 20-F:

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

Mr. Rufus Decker

Securities and Exchange Commission

15.     Commitment and Contingencies, page 94

ASIC Proceedings, page 94

3.	You disclosed that on December 17, 2010, you were ordered to pay 90% of the costs incurred by ASIC in respect of your appeal. You also disclose in MD&A that you were ordered to pay a portion of the costs for each of the first instance proceedings and appeal. You indicated that in light of the uncertainty surrounding the amount of such costs, you have not recorded any provisions for these costs at March 31, 2011. Please clarify whether ASIC has provided you with the amount of costs that they incurred. You also disclose that losses and expenses arising from the ASIC proceedings could have a material adverse effect on your financial position, liquidity, results of operations and cash flows. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for your ASIC matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We note the Staff’s comment and supplementally advise the Staff that ASIC has not provided the Company with the amount of costs it has incurred in connection with the ASIC Proceedings. In addition, we supplementally advise the Staff that in light of the inherent uncertainty surrounding the amount of such costs, the Company is currently unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC.

In future filings (including our quarterly results furnished to the SEC on Form 6-K on March 1, 2012), the disclosure on page 94 of the Form 20-F will be enhanced as follows with respect to the costs that the Company may be required to pay to ASIC:

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favor against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

Mr. Rufus Decker

Securities and Exchange Commission

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC Proceedings. In addition, any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at March 31, 2011.

* * * *

You may call the undersigned with any questions or comments you may have regarding this letter at (312) 705-6192. In addition, please send all written correspondence directly to the undersigned, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612, facsimile (949) 475-4756.

Very truly yours,

/s/ Russell Chenu

Russell Chenu
Chief Financial Officer

cc:	James Hardie Industries SE

Michael Hammes, Chairman of the Board

Brian Anderson, Chairman of the Audit Committee

Louis Gries, Chief Executive Officer

Joe Blasko, General Counsel

Michael Volk, Corporate Financial Controller

Securities and Exchange Commission

Jeanne Baker

Ernest Greene

Ernst & Young

John Faulkner

Gibson, Dunn & Crutcher LLP

James J. Moloney

Mr. Rufus Decker

Securities and Exchange Commission

EXHIBIT A

I, Russell Chenu, Chief Financial Officer of James Hardie Industries SE (the “Company”), do hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 2, 2012	/s/ Russell Chenu

Russell Chenu
Chief Financial Officer